MORGAN STANLEY MAP TREND INDEX SUPPLEMENT	Filed Pursuant to Rule 424(b)(2)
(To Prospectus dated November 16, 2023)	Registration Statement No. 333-275587
333-275587-01

GLOBAL MEDIUM-TERM NOTES, SERIES I

Senior Notes

Morgan Stanley Finance LLC

GLOBAL MEDIUM-TERM NOTES, SERIES A

Senior Notes

Fully and Unconditionally Guaranteed by Morgan Stanley

Morgan Stanley MAP Trend Index Information

For a summary of the Morgan Stanley MAP Trend Index, see “Summary of the Index” on page 12.

Investing in the securities involves risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on page 13 and in the relevant preliminary terms or pricing supplement, the accompanying product supplement and the accompanying prospectus.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this index supplement, the accompanying product supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

These securities are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

MORGAN STANLEY

November 16, 2023.

Table of Contents

Harnessing Positive Trends in a Diversified and Risk-Controlled Way	3
Why is Dynamic Allocation Important?	4
The Trend-Following Philosophy: “Cut Your Losses” and “Let Your Profits Run On”	4
The Trend Following Philosophy is Largely Behavioral:	4
Constructing the Index	5
What Are the Index Components?	6
How Diversified Has the Index Been Historically?	7
How Does the Volatility Target Work?	8
Index Performance (Simulated and Actual)	9
Morgan Stanley MAP Trend Index vs. Major Benchmark Indices*	10
How Does the MAP Trend Index Compare to Modern Portfolio Theory-Based Indices Such as Morgan Stanley’s ETF MAP 2 Index?	11
Summary of the Index	12
Risk Factors	13

MORGAN STANLEY MAP TREND INDEX

Harnessing Positive Trends in a Diversified and Risk-Controlled Way

The Morgan Stanley MAP Trend Index (the “Index”) uses portfolio construction concepts to seek positive-return opportunities in different market environments.

With potential for diversified exposure to a wide range of asset classes, the MAP Trend Index utilizes a rules-based approach and seeks to invest in assets with upward trends using Liquid U.S.-Listed ETFs that represent equities, treasuries, bonds and alternatives. A daily risk management mechanism is then applied with the aim of stabilizing the overall risk of the Index.

Creating and managing a portfolio based on these principles can be challenging and impractical. As an alternative, taking exposure to the Morgan Stanley MAP Trend Index can offer the benefits of this approach in one simple investment, with the following key features:

Broad Diversification

Diversification can help investors achieve more stable and consistent returns with reduced risk vs. investing in single asset class. The Index provides exposure across US and foreign equities, U.S. fixed income, and alternatives such as gold, oil, U.S. dollar and REITS.

Risk Balancing

The Index attempts to build a liquid and risk-balanced portfolio. The allocation to each asset depends on its liquidity and is proportional to the inverse of its risk (measured as its historical realized volatility).

Trend Allocations

The Index generally invests in assets that exhibit strong upward trend and attempts to pare investments during market downturns. It tries to take advantage of the persistence of price movements over short, medium and longer time horizons moves that play out in various markets. Counter-trends or reversals in trend during very short-term horizon for Equities and Alternatives are also considered, in order to capture potential "buying-on-the-dip" opportunities.

Risk Stabilization

The portfolio of assets included in the Index is monitored daily, with the goal of keeping volatility under control and to help stabilize returns.

The Index is calculated on an excess return basis, meaning that the index Levels represent the performance of the portfolio in excess of the Secured Overnight Financing Rate (“SOFR”) plus 0.26%. A servicing fee of 0.85% per annum (calculated on a daily basis) is included in the published Level of the Index.

This material is not a solicitation of any offer to buy or sell any security or other financial instrument or to participate in any trading strategy. This material was not prepared by the Morgan Stanley Research Department. Please refer to important information and qualifications at the end of this material. The information contained herein does not constitute advice. Morgan Stanley is not acting as your advisor (municipal, financial, or otherwise) and is not acting in a fiduciary capacity.

MORGAN STANLEY MAP TREND INDEX

Why is Dynamic Allocation Important?

The Index is built according to a series of rules that determine the allocation to each asset class and Index component. These allocations are dynamic, meaning that the Index is able to react to changes in market conditions over time and aims for more stable returns.

Many traditional investments offer constant exposure to a universe of assets. However, returns from these investments can be variable, as these assets will not have consistent performance in different market conditions.

Dynamic allocation can help to achieve more steady returns as the allocation to each asset will be adjusted across different parts of the market cycle.

The Trend-Following Philosophy:
“Cut Your Losses” and “Let Your Profits Run On”

Trend-following investing dates back to the 1700s when David Ricardo, an English political economist, put forward the golden rule: “Cut short your Losses” and “Let your profits run on.”

The Trend Following Philosophy is Largely Behavioral:

•	Investors tend to extrapolate current price movements into the future.[1]

•	Investors tend to sell winners too early slowing down the price rise and hold Losers too long slowing downward moves.[2]

•	Investors join the bandwagon and the herding effect is self-feeding.[3]

1 Cognitive Bias: Tversky and Kahnema n (1974)

2 Disposition Effect: Shefrin and Statman (1985), Frazzini (2006)

3 Herding effect: De Long et al (1990)

This material is not a solicitation of any offer to buy or sell any security or other financial instrument or to participate in any trading strategy. This material was not prepared by the Morgan Stanley Research Department. Please refer to important information and qualifications at the end of this material. The information contained herein does not constitute advice. Morgan Stanley is not acting as your advisor (municipal, financial, or otherwise) and is not acting in a fiduciary capacity.

MORGAN STANLEY MAP TREND INDEX

Constructing the Index

The MAP Trend Index is built upon predetermined rules and employs several key portfolio construction concepts such as “risk-budgeting” and “trend-following.” The Index is rebalanced each day using the following steps:

Step 1: Computing Risk-Budget Weights

The historical realized volatility of each ETF asset is calculated with an exponential decay mechanism that gives more weight to more recent data. The risk budget weight for each ETF is proportional to its liquidity-driven maximum allowable exposure and the inverse of its realized volatility. This construct gives relatively more weight to Lower-volatility assets and vice versa. The risk budget weights are normalized such that they sum to 100%.

Step 2: Analyzing Asset-Price Trend

Each day, the recent price trend of each ETF is monitored by comparing the current ETF price to its short-term and Long-term exponential moving averages. The resulting trend signal ranges between 0 and 1. It is the average of a Long-term and a short-term measure, with smoothing if necessary.

Step 3: Determining Portfolio Weights

Trend signals from step 2 are combined with the normalized risk budget weights from step 1 to derive the portfolio weights. Each ETF is assigned a weight that is the product of its normalized risk-budget weight and its trend signal. Any remaining weight is assigned to the 2-year U.S. Treasury Index such that the total assigned weights sum-up to 100%.

Step 4: Applying Volatility Target

To attempt to achieve a 5% annualized volatility, the Index adjusts the exposure to the selected portfolio (as constructed in Step 3) based on a ratio of 5% to the selected portfolio’s historical realized volatility. The Index’s total exposure to the ETF assets is capped at 125% with any unused exposure below 100% being allocated to the 2-Year Treasury Index. Additionally, a daily cap is imposed on the amount of change in ETF asset exposure to limit the daily turnover.

This material is not a solicitation of any offer to buy or sell any security or other financial instrument or to participate in any trading strategy. This material was not prepared by the Morgan Stanley Research Department. Please refer to important information and qualifications at the end of this material. The information contained herein does not constitute advice. Morgan Stanley is not acting as your advisor (municipal, financial, or otherwise) and is not acting in a fiduciary capacity.

MORGAN STANLEY MAP TREND INDEX

What Are the Index Components?

The Index provides exposure to a range of asset classes via U.S.-Listed ETFs (the “Index Components”). To ensure the Index remains diversified, maximum exposure limits are set at the individual Index Component Level.

The Morgan Stanley MAP Trend Index Invests in a Wide Range of Asset Classes

ASSET CLASS/ ETF DESCRIPTION	TICKER	MAXIMUM EXPOSURE	RISK BUDGET
Equities
Core
SPDR S&P 500	SPY	25%	11%
PowerShares QQQ ETF	QQQ	25%	11%
iShares Russell 2000	IWM	25%	11%
iShares MSCI EAFE	EFA	5%	2%
iShares MSCI Emerging Markets	EEM	5%	2%
Others
iShares Edge MSCI Minimum Volatility USA	USMV	5%	2%
iShares Nasdaq Biotechnology	IBB	5%	2%
iShares Select Dividend	DVY	3%	1%
Fixed Income
Core
iShares 20+ Year Treasury Bond	TLT	25%	11%
iShares 7-10 Year Treasury Bond	IEF	25%	11%
iShares iBoxx High-Yield Corporate Bond	HYG	25%	11%
iShares iBoxx Investment-Grade Corporate Bond	LQD	5%	2%
iShares Core US Aggregate Bond	AGG	5%	2%
Others
iShares TIPS Bond	TIP	5%	2%
iShares JPMorgan USO Emerging Markets Bond	EMB	5%	2%
iShares US Preferred Stock	PFF	3%	1%
Alternatives
SPDR Gold Shares	GLD	10%	4%
United States Oil	USO	10%	4%
Vanguard REIT ETF	VNQ	10%	4%
The PowerShares DB US Dollar Index Bullish Fund	UUP	10%	4%
Risk-Off
2-year U S Treasury Note Index	Any excess budget		0%

This material is not a solicitation of any offer to buy or sell any security or other financial instrument or to participate in any trading strategy. This material was not prepared by the Morgan Stanley Research Department. Please refer to important information and qualifications at the end of this material. The information contained herein does not constitute advice. Morgan Stanley is not acting as your advisor (municipal, financial, or otherwise) and is not acting in a fiduciary capacity.

MORGAN STANLEY MAP TREND INDEX

How Diversified Has the Index Been Historically?

The below chart shows the average exposure that the Index would have taken to different asset classes over different years.

The shifts in allocations over time demonstrate how the strategy reacts to different market cycles, and reallocates between different asset classes accordingly. For example:

•	During the market rally of 2003-2007, the Index would have an approximate 100% average exposure to equities, bonds and alternatives.

•	However, in the 2008- 2009 credit crisis, the Index would have an approximate 50% average allocation to 2-Year U.S. Treasuries.

•	In the post-crisis recovery period from 2010 to 2020, the Index would have increased its exposure to riskier asset classes (equities, bonds and alternatives).

MAP Trend Index Monthly Average Allocations by Asset Class*

* The Index came into existence on March 7, 2017. All data prior to that are simulated.
Source: Morgan Stanley

This material is not a solicitation of any offer to buy or sell any security or other financial instrument or to participate in any trading strategy. This material was not prepared by the Morgan Stanley Research Department. Please refer to important information and qualifications at the end of this material. The information contained herein does not constitute advice. Morgan Stanley is not acting as your advisor (municipal, financial, or otherwise) and is not acting in a fiduciary capacity.

MORGAN STANLEY MAP TREND INDEX

How Does the Volatility Target Work?

The Index aims to maximize returns across a diversified portfolio of assets for a defined level of risk. On a daily basis, the Index methodology monitors the volatility of this portfolio and adjusts the exposure so that the targeted annualized volatility of the Index remains around 5%.

This means that in higher volatility environments, the Index will take less exposure to the portfolio and more exposure to 2-Year U.S. Treasuries. As volatility falls, the Index will take more exposure to the portfolio (up to the maximum limit of 125%) and reduce exposure to 2-Year U.S. Treasuries. The overall goal of this “volatility target” mechanism is for the returns of the Index to be smoother than they would be otherwise.

What is the Exposure to the Portfolio of Index Components in Different Market Conditions?

Source: Morgan Stanley, illustrative only

Volatility Target Mechanism

The aim of the volatility target mechanism is to stabilize the realized volatility of the Index at approximately 5%, by adjusting the allocation between the portfolio of Index Components and 2-Year U.S. Treasuries.

The minimum and maximum exposure of the Index to the portfolio of Index Components are 0% and 125%, respectively. The allocation to 2-Year U.S. Treasuries will be the difference between 100% and the actual exposure to the ETFs.

What is Volatility?

Volatility is a measure for how much the price of an asset has changed over time. An asset with low volatility will typically have a stable price, whereas an asset with high volatility will have a price that can fluctuate quite frequently and sharply. Higher volatility is therefore typically associated with higher risk.

Historic volatility (also called “realized volatility”) is calculated by looking at historical prices for an asset over a set period, and measuring how much these historical prices vary from the average historical price over that same period.

Historically, realized volatility tends to be higher when markets are falling. The realized volatility of a portfolio can be decreased by reducing the allocation to volatile assets and replacing it with exposure to the 2-year U.S. Treasury Index, which has a very low volatility.

This material is not a solicitation of any offer to buy or sell any security or other financial instrument or to participate in any trading strategy. This material was not prepared by the Morgan Stanley Research Department. Please refer to important information and qualifications at the end of this material. The information contained herein does not constitute advice. Morgan Stanley is not acting as your advisor (municipal, financial, or otherwise) and is not acting in a fiduciary capacity.

MORGAN STANLEY MAP TREND INDEX

Index Performance (Simulated and Actual)

The Morgan Stanley MAP Trend Index generated steady, positive growth through a variety of market environments due in part to the daily trend-allocation process that adapts to market changes and the daily risk-management mechanism that mitigates potential risks.

Index Performance

Source: Morgan Stanley

Historical 1 Year Rolling Volatility

Source: Morgan Stanley

Morgan Stanley MAP Trend Index	Return	Annualized Volatility	Sharpe Ratio	Maximum Drawdown
2003[1]	3.79%	5.65%	0.67	1.25%
2004	8.30%	5.31%	1.56	5.02%
2005	3.10%	5.26%	0.59	3.80%
2006	5.04%	4.87%	1.03	4.52%
2007	3.19%	5.07%	0.63	2.95%
2008	2.81%	5.28%	0.53	7.45%
2009	5.13%	4.70%	1.09	4.86%
2010	12.77%	5.41%	2.36	3.15%
2011	6.51%	5.59%	1.16	4.21%
2012	7.01%	4.77%	1.47	3.70%
2013	7.32%	5.15%	1.42	3.88%
2014	8.57%	5.15%	1.66	2.82%
2015	-2.94%	6.09%	-0.48	7.61%
2016	5.59%	5.40%	1.04	3.83%
2017[2]	7.37%	3.82%	1.93	1.97%
2018	-6.12%	6.06%	-1.01	9.09%
2019	11.71%	4.55%	2.58	2.23%
2020	3.25%	5.87%	0.55	7.81%
2021	4.15%	5.47%	0.76	3.40%
2022	-11.63%	6.15%	-1.89	13.40%
2023	-6.14%	5.25%	-1.17	8.69%
2003-2023*	3.74%	5.29%	0.71	18.40%
7-Year Trailing*	0.14%	5.38%	0.03	18.40%
5-Year Trailing*	-0.36%	5.54%	-0.07	18.40%
3-Year Trailing*	-3.39%	5.62%	-0.60	18.40%
1-Year Trailing*	-5.22%	5.46%	-0.96	8.69%
* Annualized return [1] Simulated returns from September 22, 2003 to December 31, 2003 [2] Simulated returns from December 30, 2016 to March 7, 2017 and actual returns thereafter

Index Performance (Simulated and Actual)

Back-testing and other statistical analyses provided herein use simulated analysis and hypothetical circumstances to estimate how the Index may have performed between September 22, 2003, and March 7, 2017, prior to its actual existence. The results obtained from such back-testing should not be considered indicative of the actual results that might be obtained from an investment in the Index. The actual performance of the Index may vary significantly from the results obtained from back-testing. Unlike an actual performance record, simulated results are achieved by means of the retroactive application of a back-tested model itself designed with the benefit of hindsight and knowledge of factors that may have possibly affected its performance. Morgan Stanley provides no assurance or guarantee that any product linked to the Index will operate or would have operated in the past in a manner consistent with these materials. Actual results will vary, perhaps materially, from the simulated returns presented in this document. Because certain ETFs included in the sub-asset classes existed for only a portion of the back-tested period, substitute data has been used for portions of the simulation. Wherever data for one or more ETFs did not exist, the simulation has included the value of each ETF’s benchmark index or reconstruction thereof less the relevant current expense ratio. The ETFs (and corresponding fund inception dates) for which data has been used for all periods prior to the relevant inception date are: USMV (October 20, 2011), DVY (November 7, 2003), HYG (April 11, 2007), AGG (September 26, 2003), EMB (December 19, 2007), TIP (December 5, 2003), PFF (March 30, 2007), GLD (November 18, 2004), USO (April 10, 2006), VNQ (September 29, 2004) and UUP (February 20, 2007).

This material is not a solicitation of any offer to buy or sell any security or other financial instrument or to participate in any trading strategy. This material was not prepared by the Morgan Stanley Research Department. Please refer to important information and qualifications at the end of this material. The information contained herein does not constitute advice. Morgan Stanley is not acting as your advisor (municipal, financial, or otherwise) and is not acting in a fiduciary capacity.

MORGAN STANLEY MAP TREND INDEX

Morgan Stanley MAP Trend Index vs. Major Benchmark Indices*

 Source: Morgan Stanley.

Data based on simulated returns from September 22, 2003 to March 7, 2017, and actual returns thereafter.

	Morgan Stanley MAP Trend Index (Excess Return)	S&P 500 Index (Excess Return)	Bloomberg Barclays U.S. Aggregate Bond Index (Excess Return)	MSCI World Index (Excess Return)	Bloomberg Commodity Index (Excess Return)
12-Month Return	-5.22%	4.67%	-4.63%	5.56%	-7.79%
3-Year Return (Annualized)	-3.39%	7.99%	-7.60%	6.35%	13.30%
5-Year Return[1] (Annualized)	-0.36%	8.81%	-2.03%	6.69%	4.54%
Full-Period Return[2] (Annualized)	3.74%	7.47%	1.00%	6.30%	-0.98%
Full-Period Volatility (Annualized)	5.29%	19.10%	4.14%	16.40%	16.70%
Full-Period Sharpe Ratio	0.71	0.39	0.24	0.38	-0.06
Maximum Yearly Drawdown[3]	14%	52%	18%	56%	58%

Source: Morgan Stanley

1 Simulated returns for the Index are from October 30, 2015 to March 7, 2017 and actual returns thereafter

2 Returns for the Index are from September 22, 2003 to October 31, 2023

3 Maximum peak-to-trough decline over rolling 12-month periods

*Because the 2-Year U S Treasury Note Index and certain ETFs included in the Index Components existed for only a portion of the back-tested period, substitute data has been used for portions of the simulation. Please see “Index Performance (Simulated and Actual)” on page 9 for more details.

This material is not a solicitation of any offer to buy or sell any security or other financial instrument or to participate in any trading strategy. This material was not prepared by the Morgan Stanley Research Department. Please refer to important information and qualifications at the end of this material. The information contained herein does not constitute advice. Morgan Stanley is not acting as your advisor (municipal, financial, or otherwise) and is not acting in a fiduciary capacity.

MORGAN STANLEY MAP TREND INDEX

How Does the MAP Trend Index Compare to Modern Portfolio Theory-Based Indices Such as Morgan Stanley’s ETF MAP 2 Index?

Highest 1Y Rolling Risk Adjusted Returns*

•	No single Portfolio Construction outperforms systematically the other one.

3M Rolling Correlation Between MS MAP Trend & MS MAP 2 Indices*

•	The Long term correlation is ~75%, but can vary significantly over time.

Composite Portfolio Sharpe Ratio for 2004-2023 period*

•	Blending two portfolio construction methodologies might create a more stable portfolio.

The Index came into existence on March 7, 2017. All data prior to that are simulated.

Source: Morgan Stanley

This material is not a solicitation of any offer to buy or sell any security or other financial instrument or to participate in any trading strategy. This material was not prepared by the Morgan Stanley Research Department. Please refer to important information and qualifications at the end of this material. The information contained herein does not constitute advice. Morgan Stanley is not acting as your advisor (municipal, financial, or otherwise) and is not acting in a fiduciary capacity.

MORGAN STANLEY MAP TREND INDEX

Summary of the Index

The Morgan Stanley ETF-MAP Trend Index (the “Index”) has been developed by and is calculated, published and maintained by Morgan Stanley & Co. LLC. ETF-MAP stands for “Exchange-Traded Fund - Multi-Asset Portfolio.” The Index was established on March 7, 2017 and employs a rules-based quantitative strategy (the “Index Methodology”) that combines a risk-weighted approach to portfolio construction with a momentum-based, or trend-following, asset allocation methodology to construct a notional portfolio. In addition, the strategy imposes an overall volatility targeting feature upon the resulting portfolio. The goal of the Index is to maximize returns for a given level of risk based upon recent trends in the underlying assets. The underlying investment assumption underlying the allocation strategy is two-fold: that historical volatility of the underlying assets can be used to risk weight a portfolio and that past trends are likely to continue to be a good indicator of the future performance of that portfolio.

The components of the Index consist of (i) 20 U S -listed exchange traded funds (“ETFs”), representing U S and non-U S equities, fixed income securities, commodities and real estate, and (ii) the Morgan Stanley Two Year Treasury Index (collectively, the “Index Components”). The notional portfolio constructed by the Index Methodology of Index Components is referred to as the “Asset Portfolio.” The Asset Portfolio will consist of long-only positions in each Index Component, and each Index Component except for the Morgan Stanley Two Year Treasury Index is subject to a maximum exposure cap. The targeted volatility for the Index is 5% (“Volatility Target”). The Index is calculated on an excess return basis, and therefore the level is determined by the weighted return of the Asset Portfolio reduced by the return on an equivalent cash investment receiving SOFR plus 0.26%. The Index performance is further reduced by a servicing cost of 0 85% per annum.

The Index is rebalanced each Strategy Business Day (“Daily Rebalancing”). Upon each Daily Rebalancing for the Index, the Index Methodology uses the pre-assigned Risk Budget assigned to each ETF and the volatility for each ETF to make initial base allocations. The Index Methodology then calculates a signal based on the upward or downward trend of each ETF (“Trend Signal”). The Index calculates a trend signal by observing two moving averages, one short-term and one long-term, over different look-back periods for each respective ETF. A Trend Signal that converges towards one indicates an upward trend and a Trend Signal that converges towards zero indicates a downward trend. Once the trend signal is calculated for each ETF, the previously determined base allocations are scaled by the Trend Signal for each ETF by allocating more upward trending securities to the Asset Portfolio. The magnitude of each position taken by the Index following the Trend Signal adjustment is then scaled to the Volatility Target based on a pro- rata volatility-scaling which seeks to achieve a balanced level of volatility in the Index’s exposure to each of the ETFs. Once the composition of the Asset Portfolio is determined, the Index value is equivalent to the sum of each Index Component’s market price less the excess return cost of SOFR plus 0.26% and the 0 85% per annum servicing cost.

MORGAN STANLEY MAP TREND INDEX

Risk Factors

The following is a non-exhaustive list of key risk factors related to the Index. If you are considering purchasing or investing in a product linked to the performance of the Index, you should read and be aware of the risks inherent to this Index. You should also consult with your investment, legal, tax, accounting and other advisors prior to investing or purchasing such products.

Risks Relating to an Investment in Products Linked to the Index

Low Volatility in the Index Is Not Synonymous with Low Risk in an Investment Linked to the Index. For example, even if the volatility of the Index were to be in line with the volatility target, the level of the Index may decrease over time.

An Investment in Instruments Linked to the Index Involves Risks Associated with Emerging Markets Equities and Bonds, Currency Exchange Rates and Commodities.

Adjustments to the Index Could Adversely Affect the Value of Instruments Linked to the Index. Morgan Stanley & Co. LLC, as the Calculation Agent and the Index Sponsor, can add, delete and/or substitute the Index Components, and can make other methodological changes required by certain events relating to the Index Components. Any of these actions could adversely affect the value of instruments linked to the Index.

Risks Relating to the Index

The Level of the Index Can Go Down As Well As Up. There can be no assurance that the Index will achieve positive returns. The Index tracks the performance of a rules-based investment methodology that selects a hypothetical portfolio of underlying assets to track. The performance of the Index will depend on the performance of that hypothetical portfolio minus the sum of an excess return cost of SOFR plus 0.26% and a servicing cost of 0 85% per annum. If the hypothetical portfolio declines in value, the Index value will also decline. Even if the hypothetical portfolio increases in value, the Index value will nevertheless decline if the increase in the value of the portfolio is not sufficient to overcome the deduction of the excess return cost of SOFR plus 0.26% and the servicing cost of 0 85% per annum.

The Allocation of ETFs in the Asset Portfolio is Determined in Reference to each ETF’s Risk Budget and Volatility. The allocation of each ETF in the asset portfolio is determined in proportion to its pre-set risk budget. The risk budget does not change during the life of the Index and there is no guarantee that the risk budget allocated to each ETF is the optimal allocation. A higher or lower risk budget could result in increased investment in an ETF that performs poorly or insufficient investment in an ETF that performs well over the life of the Index. Volatility calculations based on historical volatility presume that historical volatility is an accurate indication of current volatility. There is a time lag associated with the volatility calculation and there is no guarantee that the volatility in the preceding period is representative of the current volatility of the ETFs.

There Are Risks Associated with the Index’s Momentum Investment Strategy. The Index is constructed using what is generally known as a momentum-based investment strategy Momentum-based investing generally seeks to capitalize on positive trends in the prices of assets As such, the composition of the Index is based on the historical performance of the ETFs over both long-term and short-term periods However, there is no guarantee that trends existing in the preceding periods will continue in the future.

While the Index Has a Volatility Target of 5%, There Can Be No Guarantee, Even If the Asset Portfolio Is Rebalanced Daily, That the Realized Volatility of the Index Will Not be Less Than or Greater Than 5%. Although the Index aims to ensure that its realized volatility does not exceed 5%, there is no guarantee that it will successfully do so. There is also a time lag associated with the Index’s volatility control adjustments Because realized volatility is measured over either approximately the prior month or two months for purposes of the volatility control feature, it may be some period of time before a recent increase in the volatility of the ETFs in the Index is sufficiently reflected in the calculation of realized volatility to cause a compensating reallocation in the asset portfolio.

There Can Be No Assurance That the Actual Volatility of the Index Will Be Lower Than the Volatility of Any or All of the Index Components. The Index’s exposure to each Index Component is adjusted through a volatility-scaling mechanism that seeks to target a volatility of 5% for the Index. However, as the volatility-scaling mechanism looks to trends that have occurred in the past to then make adjustments to future positions, it is unlikely that the Index will achieve the target volatility in any Index Component for any given period of time. The actual volatility achieved by the Index overall, as well as the volatility achieved for each Index Component, will likely differ-perhaps significantly-from the volatility target.

The Volatility Target Feature of the Index May Dampen its Performance in Bullish Markets. The Index is designed to achieve a volatility target of 5% regardless of the direction of price movements in the market. Therefore, in bullish markets, if the realized volatility is higher than the volatility target, the adjustments to the asset portfolio of the Index through daily rebalancing might dampen the performance of the Index. The selection of the Index Components, as well as the volatility target feature, may cause the Index to underperform one or more of the Index Components.

Each Sub-Index’s Portfolio of Index Components Is Varied and Represents a Number of Different Asset Classes in a Number of Different Sectors. Prospective investors should be experienced with

MORGAN STANLEY MAP TREND INDEX

respect to, and be able to evaluate and understand the risks of (either alone or with the investor’s investment, legal, tax, accounting and other advisors), transactions in investments the values of which are derived from different asset classes and sectors.

The Future Performance of the Index May Bear Little or No Relation to the Historical or Hypothetical Retrospective Performance of the Index. Among other things, the trading prices of the ETFs and the dividends paid on the ETFs will impact the level and the volatility of the Index. It is impossible to predict whether the level of the Index will rise or fall. The fact that a given allocation among the asset portfolio performed well over any look-back period does not mean that such allocation will continue to perform well in the future. Future market conditions may differ from past market conditions, and the conditions that may have caused the favorable historical performance may no longer exist Furthermore, by continually seeking to track the asset portfolio that would have been the best-performing portfolio (subject to constraints) over a look-back period, the Index may perpetually be too late, and it may perpetually “buy high.” By the time the Index hypothetically invests in a portfolio of ETFs, the ETFs in that portfolio may already have experienced significant appreciation. The Index may therefore perpetually make hypothetical investments in portfolios when they are expensive, which may lead to poor returns.

The Index Is Particularly Susceptible to “Choppy” Markets. Past performance is particularly likely to be a poor indicator of future performance in “choppy” markets, which are characterized by short- term volatility and the absence of consistent long-term performance trends. In such markets, strategies that use past performance as an indicator of future performance, such as that followed by the Index, are subject to “whipsaws,” which occur when the market reverses and does the opposite of what is indicated by past performance. The Index may experience significant declines in such markets.

The Index Has Fixed Weighting Constraints. The Index applies limits to the weight that may be assigned to each ETF. These limits are fixed and may skew the allocations among the ETFs in a way that reduces the potential performance of the Index. For example, because of the weighting constraints, the Index may not allocate all of its exposure to the single ETF with the best performance over the prior six months, even if that ETF had a realized volatility of less than 5%. Instead, the weighting constraints require the Index to spread its exposure over all the ETFs, even if one or more of those ETFs had unfavorable returns over the relevant look-back period. Additionally, the weighting constraints mean that the Index must have some exposure to all of the ETFs at all times, even when there is no asset portfolio that would be expected to appreciate because all are in decline. The Index will not take a “short” position in any Index Component, even if the relevant Index Component displays a negative performance over the relevant look-back period.

The Index Was Established on March 7, 2017 and Therefore Has a Very Limited History. The performances of the Index and some of the component data have been retrospectively simulated for the period from September 22, 2003 to March 7, 2017. As such, performance for periods prior to the establishment of the Index has been retrospectively simulated by Morgan Stanley & Co. LLC on a hypothetical basis. A retrospective simulation means that no actual investment which allowed a tracking of the performance of the Index existed at any time during the period of the retrospective simulation. The methodology and the Index used for the calculation and retrospective simulation of the Index has been developed with the advantage of hindsight. In reality, it is not possible to invest with the advantage of hindsight and therefore this historical performance is purely theoretical and may not be indicative of future performance. Because the 2-Year U S Treasury Note Index and certain ETFs included in the Index Components existed for only a portion of the back-tested period, substitute data has been used for portions of the simulation. Wherever data for the Morgan Stanley Two Year Treasury Index or one or more ETFs did not exist, the simulation has included (i) the value of the Morgan Stanley Two Year Treasury Index based on simulated historical performance and (ii) the value of each ETF’s benchmark index less the then relevant current expense ratio. The ETFs (and corresponding fund inception dates) for which substitute data has been used for all periods prior to the relevant inception date are: USMV (October 20, 2011), DVY (November 7, 2003), HYG (April 11, 2007), AGG (September 26, 2003), EMB (December 19, 2007), TIP (December 5, 2003), PFF (March 30, 2007), GLD (November 18, 2004), USO (April 10, 2006), VNQ (September 29, 2004) and UUP (February 20, 2007).

The Index is Calculated on an Excess Return Basis. The level of the Index is calculated as the excess of the weighted return of the asset portfolio over an equivalent cash investment receiving the SOFR plus 0.26%. As a result, the level of the Index, reflects a deduction of SOFR plus 0.26% that would apply to such a cash investment, and is less than the return on the weighted asset portfolio. Changes in SOFR will affect the value of the Index. In particular, an increase in SOFR will negatively affect the value of the Index.

The Index Contains Embedded Costs. The Index contains an embedded servicing cost of 0 85% per annum, calculated on a daily basis. Such cost is deducted when calculating the level of the Index and will thus reduce the return of the Index.

Changes in the Value of the Index Components May Offset Each Other. Because the Index Components represent a range of asset classes and geographic regions, price movements of Index Components representing different asset classes or geographic regions may not correlate with each other.

The Morgan Stanley Two Year Treasury Index Can Produce Negative Returns, Which May Have an Adverse Effect on the Level of the Index.

MORGAN STANLEY MAP TREND INDEX

Reliance on Information. Unless otherwise stated, all calculations are based on information obtained from various publicly-available sources. Morgan Stanley has relied on these sources and not independently verified the information extracted from these sources Morgan Stanley shall not be liable in any way for any calculations it performs in reliance on such information. The information used to undertake the Daily Rebalancings for the Index will be the most up-to-date information available.

Research. Morgan Stanley may issue research reports on securities that are, or may become, constituents of an Index Component or an Index Component.

Conflicts of Interest. Morgan Stanley, MSFL and their affiliates may from time to time engage in transactions involving constituents of an Index Component or one of the Index Components for their proprietary accounts and/or for accounts of their clients, may act as market-maker in such constituents and/or be providing underwriting, banking, advisory or other services to the issuers of such constituents. Such activities may not be for the benefit of the holders of investments related to the Index and may have a positive or negative effect on the value of the constituents or Index Components and consequently on the value of the Index.

MORGAN STANLEY MAP TREND INDEX

IMPORTANT INFORMATION AND QUALIFICATIONS

The information provided herein was prepared by sales, trading, or other non-research personnel of one of the following: Morgan Stanley & Co. LLC, Morgan Stanley & Co. International PLC, Morgan Stanley MUFG Securities Co, Ltd, Morgan Stanley Capital Group Inc. and/or Morgan Stanley Asia Limited (together with their affiliates, hereinafter “Morgan Stanley”), but is not a product of the Morgan Stanley Research Department. This communication is a marketing communication and is not a research report. For additional information and important disclosures, see http://www.morganstanley.com/disclaimers.

Morgan Stanley is not acting as a municipal advisor and the opinions or views contained herein are not intended to be, and do not constitute, advice, including within the meaning of Section 975 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. This material is not (and should not be construed to be) investment advice (as defined under ERISA or similar concepts under applicable law) from Morgan Stanley with respect to an employee benefit plan or to any person acting as a fiduciary for an employee benefit plan, or as a primary basis for any particular plan investment decision.

The information provided herein has been prepared solely for informational purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any securities or instruments or to participate in any particular trading strategy. No representation is given with respect to accuracy or completeness, and they may change without notice. Morgan Stanley on its own behalf and on behalf of its affiliates disclaims any and all liability relating to these materials, including, without limitation, any express or implied representations or warranties for statements or errors contained in, or omissions from, these materials. Morgan Stanley and others associated with it may make markets or specialize in, have or may in the future enter into principal positions (long or short) in and effect transactions in securities or trading strategies mentioned or described herein.

Unless stated otherwise, the material contained herein has not been based on a consideration of any individual client circumstances and as such should not be considered to be a personal recommendation. We remind investors that these investments are subject to market risk and will fluctuate in value. Any investments discussed in this communication may be unsuitable for investors depending upon their specific investment objectives and financial position. Where an investment is denominated in a currency other than the investor’s currency, changes in rates of exchange may have an adverse effect on the value, price of, or income derived from the investment. The performance data quoted represents past performance. Past performance is not indicative of future returns. No representation or warranty is made that any returns indicated will be achieved. Certain assumptions may have been made in this analysis, which have resulted in any returns detailed herein. Transaction costs (such as commissions) are not included in the calculation of returns. Changes to the assumptions may have a material impact on any returns detailed. Potential investors should be aware that certain legal, accounting and tax restrictions, margin requirements, commissions and other transaction costs and changes to the assumptions set forth herein may significantly affect the economic consequences of the transactions discussed herein. The information and analyses contained herein are not intended as tax, legal or investment advice and may not be suitable for your specific circumstances. By submitting this communication to you, Morgan Stanley is not advising you to take any particular action based on the information, opinions or views contained herein, and acceptance of such document will be deemed by you acceptance of these conclusions. You should consult with your own municipal, financial, accounting and legal advisors regarding the information, opinions or views contained in this communication.

HYPOTHETICAL PERFORMANCE RESULTS HAVE MANY INHERENT LIMITATIONS, SOME OF WHICH ARE DESCRIBED HEREIN. NO REPRESENTATION IS BEING MADE THAT ANY ACCOUNT WILL OR IS LIKELY TO ACHIEVE PROFITS OR LOSSES SIMILAR TO THOSE SHOWN. IN FACT, THERE ARE FREQUENTLY SHARP DIFFERENCES BETWEEN HYPOTHETICAL PERFORMANCE RESULTS AND THE ACTUAL RESULTS SUBSEQUENTLY ACHIEVED BY ANY PARTICULAR TRADING PROGRAM. ONE OF THE LIMITATIONS OF HYPOTHETICAL PERFORMANCE RESULTS IS THAT THEY ARE GENERALLY PREPARED WITH THE BENEFIT OF HINDSIGHT. IN ADDITION, HYPOTHETICAL TRADING DOES NOT INVOLVE FINANCIAL RISK, AND NO HYPOTHETICAL TRADING RECORD CAN COMPLETELY ACCOUNT FOR THE IMPACT OF FINANCIAL RISK IN ACTUAL TRADING. FOR EXAMPLE, THE ABILITY TO WITHSTAND LOSSES OR TO ADHERE TO A PARTICULAR TRADING STRATEGY IN SPITE OF TRADING LOSSES ARE MATERIAL POINTS WHICH CAN ALSO ADVERSELY AFFECT ACTUAL TRADING RESULTS. THERE ARE NUMEROUS OTHER FACTORS RELATED TO THE MARKETS IN GENERAL OR TO THE IMPLEMENTATION OF ANY SPECIFIC TRADING PROGRAM WHICH CANNOT BE FULLY ACCOUNTED FOR IN THE PREPARATION OF HYPOTHETICAL PERFORMANCE RESULTS AND ALL OF WHICH CAN ADVERSELY AFFECT ACTUAL TRADING RESULTS.

Copyright © by Morgan Stanley 2023, all rights reserved

© 2023 Morgan Stanley Smith Barney LLC Member SIPC	CS 8813835

Index Performance*

Source: Morgan Stanley, Bloomberg

Trailing Index Performance*

	MS MAP Trend Index	S&P 500 Index (Excess Return)	Barclays Aggregate Bond Index (Excess Return)
YTD Return	-6.14%	5.99%	-6.90%
Return* Since Index Live Date	-0.22%	8.81%	-1.80%
1-Year Ann. Return	-5.22%	4.75%	-4.56%
3-Year Ann. Return	-3.39%	8.01%	-7.56%
5-Year Ann. Return	-0.36%	8.84%	-2.00%
10-Year Ann. Return	1.15%	9.59%	-0.55%
10-Year Ann. Volatility	5.42%	17.72%	4.43%
10-Year Sharpe Ratio	0.21	0.54	-0.12
Full Period Ann. Return	3.74%	7.50%	1.03%
Full Period Max. Drawdown	18%	57%	23%

1-Year Rolling Volatility**

Source: Morgan Stanley, Bloomberg

* From September 22, 2003 to October 31, 2023.

** From September 22, 2004 to October 31, 2023.

The Index came into existence on March 7, 2017.

All data prior to that are simulated.

INDEX IDENTIFIER (TICKER):

MSUSMAPT

WEBSITE:

morganstanley.com/mapt

INDEX CALCULATION AGENT:

Morgan Stanley & Co. LLC

INDEX LIVE DATE:

March 7, 2017

NUMBER OF INDEX COMPONENTS:

Maximum 21

REBALANCE FREQUENCY:

Daily

VOLATILITY TARGET:

5% Annualized

This material is not a solicitation of any offer to buy or sell any security or other financial instrument or to participate in any trading strategy. This material was not prepared by the Morgan Stan ley Research Department. Please refer to important information and qualifications at the end of this material. The information contained herein does not constitute advice. Morgan Stan ley is not acting as your advisor (municipal, financial, or otherwise) and is not acting in a fiduciary capacity.

Monthly Average Allocations by Asset Class*

Monthly Allocations*

Asset class/ ETF Description	Ticker	Maximum Allocations	Monthly Average Allocations[1] September 2023	Monthly Average Allocations[1] October 2023	Cumulative Return Attributions[2] October 2023
Equities
SPDR S&P 500	SPY	25%	12%	12%	-0.37%
PowerShares QQQ ETF	QQQ	25%	9%	9%	-0.13%
iShares Russell 2000	IWM	25%	7%	5%	-0.22%
iShares MSCI EAFE	EFA	5%	2%	1%	-0.11%
iShares MSCI Emerging Markets	EEM	5%	1%	1%	-0.02%
iShares Nasdaq Biotechnology	IBB	5%	1%	1%	-0.06%
iShares Edge MSCI Minimum Volatility USA	USMV	5%	3%	3%	-0.04%
iShares Select Dividend	DVY	3%	0%	1%	-0.01%
Fixed Income
iShares 20+ Year Treasury Bond	TLT	25%	1%	1%	-0.25%
iShares 7-10 Year Treasury Bond	IEF	25%	2%	4%	-0.23%
iShares iBoxx High-Yield Corporate Bond	HYG	25%	12%	4%	-0.11%
iShares iBoxx Investment-Grade Corporate Bond	LQD	5%	1%	1%	-0.04%
iShares Core U.S. Aggregate Bond	AGG	5%	1%	1%	-0.05%
iShares JPMorgan USD Emerging Markets Bond	EMB	5%	1%	1%	-0.01%
iShares TIPS Bond	TIP	5%	1%	1%	-0.03%
iShares U.S. Preferred Stock	PFF	3%	1%	0%	-0.01%
Alternatives
SPDR Gold Shares	GLD	10%	6%	3%	0.10%
United States Oil	USO	10%	1%	3%	-0.15%
Vanguard REIT ETF	VNQ	10%	2%	2%	-0.07%
The PowerShares DB U.S. Dollar Index Bullish Fund	UUP	10%	6%	8%	0.08%
Risk-Off
2 Year U.S. Treasury Index		100%	31%	39%	0.00%

Index Overview

•	Based on portfolio construction concepts that seek positive return opportunities in different market environments.

•	The Index invests in liquid U.S.-listed ETFs and a 2-Year U.S. Treasuries Index giving exposure across U.S. and foreign equities, U.S. fixed income, and alternatives such as gold, oil, U.S. dollar and REITs.

•	The Index attempts to build a liquid and risk-balanced portfolio. It rebalances on a daily basis with the intent of investing in assets that exhibit upward trends and paring back investments during market downturns. Counter-trends or reversals in trend during very short-term horizons for Equities and Alternatives are also considered, in order to capture potential “buying-on-the-dip” opportunities.

•	Each asset’s allocation is proportional to its recent price trend, a fixed risk budget, and is inversely proportional to its risk (measured as its historical realized volatility).

•	The portfolio targets an annualized realized volatility of 5%.

•	The portfolio’s performance is calculated in excess of the performance of a cash investment receiving SOFR plus 0.26%.

•	A servicing fee of 0.85% per annum, calculated on a daily basis, is included in the published Index level.

* As of October 31, 2023. The Index came into existence on March 7, 2017. All data prior to that are simulated.

1 Computed as the average of the daily allocations over the corresponding month.

2 ETFs and 2-Year U.S. Treasury Index performance are excess return over SOFR plus 0.26%. The sum of the index components’ return attribution is not equal to the Index return over that month due the servicing fee and return compounding effects.

3 Up until October 30, 2023

This material is not a solicitation of any offer to buy or sell any security or other financial instrument or to participate in any trading strategy. This material was not prepared by the Morgan Stan ley Research Department. Please refer to important information and qualifications at the end of this material. The information contained herein does not constitute advice. Morgan Stan ley is not acting as your advisor (municipal, financial, or otherwise) and is not acting in a fiduciary capacity.

Morgan Stanley | 2023

Monthly Returns*

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct[1]	Nov	Dec	Full Year
2023	1.69%	-2.32%	1.00%	-0.08%	-1.19%	0.35%	0.67%	-1.55%	-2.98%	-1.80%
2022	-3.57%	-0.78%	-0.51%	-3.21%	0.25%	-2.10%	1.61%	-2.84%	-2.94%	0.98%	2.05%	-1.04%	-11.63%
2021	-0.35%	-0.05%	0.49%	1.38%	0.22%	1.44%	1.49%	0.24%	-2.86%	1.88%	-0.87%	1.15%	4.15%
2020	0.89%	-2.13%	-2.29%	1.00%	0.80%	0.25%	2.13%	0.47%	-1.07%	-1.06%	2.70%	1.65%	3.25%
2019	2.64%	0.34%	2.35%	0.28%	-0.55%	2.91%	0.43%	3.00%	-1.08%	-0.04%	0.33%	0.64%	11.71%
2018	0.73%	-2.73%	-0.46%	-0.81%	1.06%	-0.09%	0.80%	1.48%	-0.13%	-4.55%	-0.20%	-1.24%	-6.12%
2017	0.98%	1.97%	-0.58%	1.04%	0.74%	0.31%	0.67%	1.26%	-0.18%	0.46%	0.40%	0.08%	7.37%
2016	-0.79%	1.05%	1.34%	0.32%	0.57%	2.92%	1.73%	-0.53%	0.37%	-1.99%	-0.40%	0.94%	5.59%
2015	2.61%	0.62%	-0.34%	-0.78%	1.00%	-2.05%	0.76%	-4.50%	-0.58%	1.79%	-0.09%	-1.24%	-2.94%
2014	0.92%	2.33%	-0.83%	0.71%	2.66%	0.73%	-1.59%	2.74%	-1.83%	1.24%	1.04%	0.25%	8.57%
2013	0.87%	0.87%	1.32%	2.41%	-0.80%	-1.65%	1.45%	-1.72%	2.14%	1.97%	-0.16%	0.49%	7.32%
2012	1.51%	0.68%	0.00%	0.88%	-0.95%	2.02%	1.98%	1.14%	0.50%	-1.70%	0.65%	0.15%	7.01%
2011	-0.10%	2.01%	0.22%	2.45%	0.74%	-1.28%	0.50%	-0.62%	-0.03%	1.75%	-0.23%	0.99%	6.51%
2010	-0.74%	1.34%	1.31%	2.70%	-0.89%	0.60%	1.91%	0.79%	2.43%	1.46%	-0.52%	1.77%	12.77%
2009	-1.71%	-2.06%	0.92%	0.80%	0.81%	0.61%	1.34%	0.44%	2.54%	-1.77%	3.24%	0.01%	5.13%
2008	-0.98%	0.14%	0.61%	1.13%	0.33%	-1.64%	0.18%	0.09%	-1.09%	-3.49%	2.74%	5.02%	2.81%
2007	0.53%	0.62%	-0.18%	0.91%	0.37%	-0.72%	-1.18%	2.15%	1.53%	1.04%	-0.20%	-1.67%	3.19%
2006	1.51%	0.08%	0.34%	0.21%	-2.85%	0.16%	0.73%	1.79%	0.82%	1.28%	1.71%	-0.76%	5.04%
2005	-1.30%	1.00%	-1.98%	0.00%	2.29%	1.28%	1.04%	0.35%	-0.56%	-1.26%	1.47%	0.84%	3.10%
2004	1.41%	1.23%	0.68%	-3.26%	0.41%	0.83%	-0.36%	1.91%	1.58%	1.56%	0.76%	1.36%	8.30%

* Please see Notes on Simulated Returns.

1 Up until October 31, 2023

Source: Morgan Stanley, Bloomberg

Certain Key Risks

•	The level of the Index can go down as well as up. There can be no assurance that the Index will achieve positive returns.

•	The base allocation of ETFs in the asset portfolio is determined in reference to each ETF’s risk budget and volatility and may not result in optimal allocation.

•	There are risks associated with a momentum based investment strategy. If market conditions do not represent a continuation of prior-observed trends, the performance of the Index, which is rebalanced based on prior trends, may be adversely affected.

•	Low volatility is not synonymous with low risk in an investment linked to the Index.

•	While the Index has a volatility target of 5%, it may not achieve its target volatility, even if the asset portfolio is rebalanced daily.

•	There can be no assurance that the actual volatility of the Index will be lower than the volatility of any or all of the index components.

•	The volatility target feature of the Index may dampen its performance in bullish markets.

•	The future performance of the Index may bear little or no relation to the historical or hypothetical retrospective performance of the Index.

•	The Index is particularly susceptible to “choppy” markets.

•	The Index was established on March 7, 2017 and therefore has a very limited history.

•	As the Index is new and has very limited actual historical performance, any investment in the Index may involve greater risk than an investment in an Index with longer actual historical performance and a proven track record.

•	The Index is calculated on an excess return basis. The level of the Index is calculated as the excess of the weighted return of the asset portfolio over an equivalent cash investment receiving SOFR plus 0.26%.

•	The level of the Index will include the deduction of a fee of 0.85% per annum.

•	An investment in instruments linked to the Index involves risks associated with emerging markets equities and bonds, currency exchange rates and commodities.

The risks identified above are not exhaustive.

Please see the full set of risk factors included in any disclosure materials relating to instruments linked to the Index for additional information.

This material is not a solicitation of any offer to buy or sell any security or other financial instrument or to participate in any trading strategy. This material was not prepared by the Morgan Stan ley Research Department. Please refer to important information and qualifications at the end of this material. The information contained herein does not constitute advice. Morgan Stan ley is not acting as your advisor (municipal, financial, or otherwise) and is not acting in a fiduciary capacity.

Morgan Stanley | 2023

Note on Simulated Returns

Back-testing and other statistical analyses provided herein use simulated analysis and hypothetical circumstances to estimate how the Index may have performed between September 22, 2003 and March 7, 2017, prior to its actual existence. The results obtained from such “back-testing” should not be considered indicative of the actual results that might be obtained from an investment in the Index. The actual performance of the Index may vary significantly from the results obtained from back-testing. Unlike an actual performance record, simulated results are achieved by means of the retroactive application of a back-tested model itself designed with the benefit of hindsight and knowledge of factors that may have possibly affected its performance. Morgan Stanley provides no assurance or guarantee that instruments linked to the Index will operate or would have operated in the past in a manner consistent with these materials. The hypothetical historical levels presented herein have not been verified by an independent third party, and such hypothetical historical levels have inherent limitations. In addition, results obtained from back-testing include hypothetical results that do not reflect the reinvestment of dividends and other earnings or the deduction of any expenses that an investor in any product, the return of which is linked to the performance of the Index, would have paid or actually paid and do not account for all financial risk that may affect the actual performance of any such investment. Alternative simulations, techniques, modeling or assumptions might produce significantly different results and prove to be more appropriate. Actual results will vary, perhaps materially, from the simulated returns presented in this document. Because the Morgan Stanley Two Year Treasury Index and certain ETFs included in the Index Components existed for only a portion of the back- tested period, substitute data has been used for portions of the simulation. Wherever data for the Morgan Stanley Two Year Treasury Index or one or more ETFs did not exist, the simulation has included (i) the value of the Morgan Stanley Two Year Treasury Index based on simulated historical performance and (ii) the value of each ETF’s benchmark index less the relevant current expense ratio. The ETFs (and corresponding fund inception dates) for which data has been used for all periods prior to the relevant inception date are: USMV (October 20, 2011), DVY (November 7, 2003), HYG (April 11, 2007), AGG (September 26, 2003), EMB (December 19, 2007), TIP (December 5, 2003), PFF (March 30, 2007), GLD (November 18, 2004), USO (April 10, 2006), VNQ (September 29, 2004) and UUP (February 20, 2007). The purpose of this data substitution is to replicate as nearly as possible the returns that would have been expected had the Morgan Stanley Two Year Treasury Index and the ETF existed and, in the case of an ETF, tracked its relevant benchmark index.

Important Information and Qualifications

The information provided herein was prepared by sales, trading, or other non-research personnel of one of the following: Morgan Stanley & Co. LLC, Morgan Stanley & Co. International PLC, Morgan Stanley MUFG Securities Co, Ltd, Morgan Stanley Capital Group Inc. and/or Morgan Stanley Asia Limited (together with their affiliates, hereinafter “Morgan Stanley”), but is not a product of the Morgan Stanley Research Department This communication is a marketing communication and is not a research report For additional information and important disclosures, see http://www.morganstanley.com/disclaimers.

Morgan Stanley is not acting as a municipal advisor and the opinions or views contained herein are not intended to be, and do not constitute, advice, including within the meaning of Section 975 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. This material is not (and should not be construed to be) investment advice (as defined under ERISA or similar concepts under applicable law) from Morgan Stanley with respect to an employee benefit plan or to any person acting as a fiduciary for an employee benefit plan, or as a primary basis for any particular plan investment decision.

The information provided herein has been prepared solely for informational purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any securities or instruments or to participate in any particular trading strategy. No representation is given with respect to accuracy or completeness, and they may change without notice. Morgan Stanley on its own behalf and on behalf of its affiliates disclaims any and all liability relating to these materials, including, without limitation, any express or implied representations or warranties for statements or errors contained in, or omissions from, these materials. Morgan Stanley and others associated with it may make markets or specialize in, have or may in the future enter into principal positions (long or short) in and effect transactions in securities or trading strategies mentioned or described herein.

Unless stated otherwise, the material contained herein has not been based on a consideration of any individual client circumstances and as such should not be considered to be a personal recommendation. We remind investors that these investments are subject to market risk and will fluctuate in value. Any investments discussed in this communication may be unsuitable for investors depending upon their specific investment objectives and financial position. Where an investment is denominated in a currency other than the investor’s currency, changes in rates of exchange may have an adverse effect on the value, price of, or income derived from the investment. The performance data quoted represents past performance. Past performance is not indicative of future returns. No representation or warranty is made that any returns indicated will be achieved. Certain assumptions may have been made in this analysis, which have resulted in any returns detailed herein Transaction costs (such as commissions) are not included in the calculation of returns. Changes to the assumptions may have a material impact on any returns detailed. Potential investors should be aware that certain legal, accounting and tax restrictions, margin requirements, commissions and other transaction costs and changes to the assumptions set forth herein may significantly affect the economic consequences of the transactions discussed herein. The information and analyses contained herein are not intended as tax, legal or investment advice and may not be suitable for your specific circumstances. By submitting this communication to you, Morgan Stanley is not advising you to take any particular action based on the information, opinions or views contained herein, and acceptance of such document will be deemed by you acceptance of these conclusions. You should consult with your own municipal, financial, accounting and legal advisors regarding the information, opinions or views contained in this communication.

HYPOTHETICAL PERFORMANCE RESULTS HAVE MANY INHERENT LIMITATIONS, SOME OF WHICH ARE DESCRIBED HEREIN. NO REPRESENTATION IS BEING MADE THAT ANY ACCOUNT WILL OR IS LIKELY TO ACHIEVE PROFITS OR LOSSES SIMILAR TO THOSE SHOWN. IN FACT, THERE ARE FREQUENTLY SHARP DIFFERENCES BETWEEN HYPOTHETICAL PERFORMANCE RESULTS AND THE ACTUAL RESULTS SUBSEQUENTLY ACHIEVED BY ANY PARTICULAR TRADING PROGRAM. ONE OF THE LIMITATIONS OF HYPOTHETICAL PERFORMANCE RESULTS IS THAT THEY ARE GENERALLY PREPARED WITH THE BENEFIT OF HINDSIGHT. IN ADDITION, HYPOTHETICAL TRADING DOES NOT INVOLVE FINANCIAL RISK, AND NO HYPOTHETICAL TRADING RECORD CAN COMPLETELY ACCOUNT FOR THE IMPACT OF FINANCIAL RISK IN ACTUAL TRADING. FOR EXAMPLE, THE ABILITY TO WITHSTAND LOSSES OR TO ADHERE TO A PARTICULAR TRADING STRATEGY IN SPITE OF TRADING LOSSES ARE MATERIAL POINTS WHICH CAN ALSO ADVERSELY AFFECT ACTUAL TRADING RESULTS. THERE ARE NUMEROUS OTHER FACTORS RELATED TO THE MARKETS IN GENERAL OR TO THE IMPLEMENTATION OF ANY SPECIFIC TRADING PROGRAM WHICH CANNOT BE FULLY ACCOUNTED FOR IN THE PREPARATION OF HYPOTHETICAL PERFORMANCE RESULTS AND ALL OF WHICH CAN ADVERSELY AFFECT ACTUAL TRADING RESULTS.

© 2023 Morgan Stanley Smith Barney LLC Member SIPC	CS 8813835